Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES CHANGES TO ITS GOVERNANCE MODEL AND STRUCTURE

Medellín, Colombia, September 27, 2019

BANCOLOMBIA S.A. ("BANCOLOMBIA") informs that Jaime Alberto Velasquez Botero announced his decision to resign as the Chief Strategy and Finance Officer of Grupo Bancolombia.

The Board of Directors, the CEO and Grupo Bancolombia’s employees express their recognition and gratitude to Jaime Velasquez for his 30 years of service contributing to the construction, consolidation and future of Grupo Bancolombia. Jaime has had a main role in the greatest milestones in our history and leaves an invaluable legacy as a banker.

As a result of this announcement and in line with the development of our governance model, the Corporate Vice-presidency of Grupo Bancolombia is created as of October 1st, 2019. This Vice-presidency will oversee the Legal Vice-presidency, Financial and Treasury Vice-presidency, Human Resources Vice-presidency, Compliance Vice-presidency and Reputation and Communications Department

Mauricio Rosillo Rojas, who until today had been acting as the Chief Legal Officer and General Counsel, was appointed as Corporate Vice-president of Grupo Bancolombia.

Jose Humberto Acosta, who has been acting as the Financial Vice-president of Grupo Bancolombia, will assume the position of CFO of Grupo Bancolombia once the resignation of Jaime Velasquez is effective, which is expected in January 2020.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837